Exhibit 99.2

Annual Meeting of Shareholders
June 16, 2022

Report on Voting Results
Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The annual meeting (the “Meeting”) of shareholders of Hut 8 Mining Corp. (the “Company”) was held on June 16, 2022. Shareholders holding an aggregate of 61,479,609 common shares of the Company (“Common Shares”), being 35.22% of the issued and outstanding Common Shares as of the record date of April 29, 2022, were present or represented by proxy at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes by ballot at the Meeting, all nominees set forth in the Company’s management information circular dated April 29, 2022 were elected as directors of the Company at the Meeting. Detailed results of the votes are set out below:

Nominee	Votes For	Votes Withheld
Bill Tai	26,642,950	382,741
Joseph Flinn	18,862,947	8,162,744
Jaime Leverton	26,321,422	704,270
K. Alexia Hefti	15,026,340	11,999,350
Rick Rickertsen	18,262,644	8,763,047

2.	Appointment of Auditors

Based on the proxies received and the votes by ballot at the Meeting, the shareholders of the Company (i) ratified the appointment of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants (“RCGT”), as auditors of the Company, (ii) re-appointed RCGT as auditors of the Company, and (iii) authorized the directors of the Company to fix the remuneration of the auditors. The outcome of the vote was as follows:

Votes For	Votes Withheld
59,911,175	1,568,433